UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2012

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	x

(If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82.)

INVESTOR RELATIONS THIRD-QUARTER 2012 RESULTS – FOR IMMEDIATE RELEASE

Highlights

➢	Consolidated net sales and operating segment income grew 8.7% and 10.8%, respectively

➢	Record-high net additions during the quarter of 333 thousand subscribers in Sky, reaching 4.9 million

➢	Continued strong growth in voice and data services among our cable operations of 19.7% and 28.1%, respectively, year-over-year

➢	Growth of 44.8% in consolidated net income

 Consolidated Results

Mexico City, D.F., October 24, 2012—Grupo Televisa, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “Televisa” or “the Company”), today announced results for third quarter 2012. The results have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Therefore the results for third quarter 2011 previously reported in accordance with Mexican Financial Reporting Standards (“Mexican FRS”) have been restated in accordance with IFRS for comparative purposes.

The following table sets forth condensed consolidated statements of income for the quarters ended September 30, 2012 and 2011, in millions of Mexican pesos, as well as the percentage that each line represents of net sales and the percentage change when comparing 2012 with 2011:

	3Q’12	Margin %	3Q’11	Margin %	Change %
Net sales	17,357.5	100.0	15,963.5	100.0	8.7
Operating segment income	7,506.5	42.4	6,777.6	41.6	10.8
Net income	3,224.6	18.6	2,227.3	14.0	44.8
Net income attributable to stockholders of the Company	2,860.4	16.5	2,021.9	12.7	41.5

Net sales increased 8.7% to Ps.17,357.5 million in third quarter 2012 compared with Ps.15,963.5 million in third quarter 2011. This increase was attributable to strong growth in both our content and our distribution businesses. Operating segment income increased 10.8%, reaching Ps.7,506.5 million with a margin of 42.4%.

Net income attributable to stockholders of the Company increased to Ps.2,860.4 million in third quarter 2012 compared to Ps.2,021.9 million in third quarter 2011. The net increase of Ps.838.5 million reflected primarily i) a Ps.728.9 million increase in operating segment income; and ii) a Ps.765.2 million decrease in finance expense. These favorable variances were partially offset by i) a Ps.275.4 million increase in depreciation and amortization due to our accelerated growth in pay TV subscribers; ii) a Ps.158.8 million increase in net income attributable to non-controlling interest, namely Cablevision and Sky; and iii) a Ps.122.4 million increase in share of losses of jointly controlled entities and associates, net.

Third Quarter Results by Business Segment

The following table presents third-quarter consolidated results ended September 30, 2012 and 2011, for each of our business segments. Consolidated results for the third quarter 2012 and 2011 are presented in millions of Mexican pesos.

Net Sales	3Q’12%		3Q’11%		Change %
Content	8,349.8	47.1	7,997.3	49.1	4.4
Publishing	828.3	4.7	810.9	5.0	2.1
Sky	3,722.7	21.0	3,131.7	19.2	18.9
Cable and Telecom	3,890.6	22.0	3,394.8	20.8	14.6
Other Businesses	920.1	5.2	962.1	5.9	(4.4)
Segment Net Sales	17,711.5	100.0	16,296.8	100.0	8.7
Intersegment Operations1	(354.0)		(333.3)		(6.2)
Net Sales	17,357.5		15,963.5		8.7

Operating Segment Income2	3Q’12	Margin %	3Q’11	Margin %	Change %
Content	4,227.2	50.6	4,002.5	50.0	5.6
Publishing	123.5	14.9	122.3	15.1	1.0
Sky	1,713.6	46.0	1,457.5	46.5	17.6
Cable and Telecom	1,430.3	36.8	1,201.6	35.4	19.0
Other Businesses	11.9	1.3	(6.3)	(0.7)	N/A
Operating Segment Income	7,506.5	42.4	6,777.6	41.6	10.8
Corporate Expenses	(277.0)	(1.6)	(269.8)	(1.7)	(2.7)
Depreciation and Amortization	(2,105.2)	(12.1)	(1,829.8)	(11.5)	(15.1)
Other Expense, net	(260.3)	(1.5)	(199.6)	(1.3)	(30.4)
Operating Income	4,864.0	28.0	4,478.4	28.1	8.6
1	For segment reporting purposes, intersegment operations are included in each of the segment operations.
2	Operating segment income is defined as operating income before depreciation and amortization, corporate expenses, and other expenses, net.

Content	Third-quarter sales increased 4.4% to Ps.8,349.8 million compared with Ps.7,997.3 million in third quarter 2011.

Millions of Mexican pesos	3Q’12%		3Q’11%		Change %
Advertising	6,119.7	73.3	6,059.4	75.8	1.0
Network Subscription Revenue	821.7	9.8	672.6	8.4	22.2
Licensing and Syndication	1,408.4	16.9	1,265.3	15.8	11.3
Net Sales	8,349.8	100.0	7,997.3	100.0	4.4

Advertising revenue grew by 1.0%. These results reflect in part the advancement of some advertising budgets from the third quarter to the first quarter of 2012. Following the trend of the first half of the year, our content continued to deliver solid audiences during the third quarter.

Upfront deposits represented 83.5% of revenues during the quarter and the balance were sales in the spot market. This figure compares with 80.6% in third quarter 2011.

Network Subscription Revenue grew by 22.2% mainly as a result of the sustained addition of pay-TV subscribers in Mexico and, to a lesser extent, abroad. We closed the third quarter 2012 with 32.5 million subscribers carrying an average of 5.9 networks compared with 28.3 million subscribers carrying an average of 5.4 networks in third quarter 2011.

The increase in Licensing and Syndication revenue of 11.3% is explained by both i) an increase in royalties from Univision, from US$58.2 million in third quarter 2011 to US$62.0 million in third quarter 2012; ii) an increase in sales to the rest of the world, principally in Latin America; and iii) a positive translation effect on foreign-currency-denominated revenues.

Note: Due to the recent leak of confidential data related to the location of IBOPE´s people meters, IBOPE's measurements are currently being used only as a point of reference to analyze trends. No punctual data will be included in our reports until this is resolved. In the meantime, Televisa is billing its clients based on fixed pricing rather than on cost-per-rating point. We do not expect this to have any adverse impact on our business.

Third quarter operating segment income increased 5.6% to Ps.4,227.2 million compared with Ps.4,002.5 million in third quarter 2011; the margin increased to 50.6%. The incremental costs and expenses incurred during the quarter were related mainly to our coverage of the Olympics and, to a lesser extent, to the negative translation effect on foreign-currency-denominated costs and expenses.

Publishing
Third quarter sales increased 2.1% to Ps.828.3 million compared with Ps.810.9 million in third quarter 2011. Most of the growth was driven by a marginal increase in circulation in Mexico and abroad, as well as a positive translation effect on foreign-currency-denominated sales. These favorable variances were partially offset by lower advertising revenue in Mexico and abroad. Sales outside Mexico represented 60.1% of the segment compared with 58.5% in the same quarter of 2011.

Third quarter operating segment income increased 1.0% to Ps.123.5 million compared with Ps.122.3 million in third quarter 2011, and the margin was 14.9%. These results reflect the negative translation effect on foreign-currency-denominated costs and expenses, as well as lower paper and printing costs.

Sky
Third quarter sales grew by 18.9% to Ps.3,722.7 million compared with Ps.3,131.7 million in third quarter 2011. The increase was driven by solid growth in the subscriber base in Mexico, which is explained by the continued success of Sky’s low-cost offerings. The number of net active subscribers increased by a record-high 332,693 during the quarter to 4,883,388 (including 161,484 commercial subscribers) as of September 30, 2012, compared with 3,824,278 (including 155,608 commercial subscribers) as of September 30, 2011. Sky ended the quarter with 168,973 subscribers in Central America and the Dominican Republic.

Third quarter operating segment income increased 17.6% to Ps.1,713.6 million compared with Ps.1,457.5 million in third quarter 2011, and the margin was 46.0%. These results reflect an increase in sales that was partially offset by higher costs and expenses inherent to the growth in the subscriber base, mainly in the lower-cost packages.

Cable and Telecom
Third quarter sales increased 14.6% to Ps.3,890.6 million compared with Ps.3,394.8 million in third quarter 2011. In the aggregate, the three cable operations added 134,606 revenue generating units (RGUs) during the quarter as a result of the success of our competitive packages. Voice and Data RGUs continued to be the main drivers of growth, growing on average 19.7% and 28.1% compared with third quarter 2011, respectively, while Video RGUs expanded by 6.7%.

Year-over-year, Cablevisión, Cablemás, TVI and Bestel net sales increased 15.8%, 15.8%, 9.4%, and 8.7% respectively.

The following table sets forth the breakdown of subscribers for each of our three cable and telecom subsidiaries as of September 30, 2012.

	Cablevisión	Cablemás	TVI	Total
Video	774,015	1,108,432	381,184	2,263,631
Broadband	488,422	538,164	222,791	1,249,377
Voice	303,190	292,100	134,692	729,982
RGUs	1,565,627	1,938,696	738,667	4,242,990

Third-quarter operating segment income increased 19.0% to Ps.1,430.3 million compared with Ps.1,201.6 million in third quarter 2011, and the margin reached 36.8%. These results reflect continued growth in the customer base of cable platforms. In Bestel the margins expanded from 26.3% in third quarter 2011 to 33.3% in third quarter 2012. This increase was driven by stronger revenues and lower interconnection rates.

The following table sets forth the breakdown of revenues and operating segment income, excluding consolidation adjustments, for our four cable and telecom subsidiaries for the quarter.

Millions of Mexican pesos	Cablevisión	Cablemás	TVI	Bestel
Revenue(1)	1,281.4	1,349.2	610.8	753.8
Operating Segment Income(1)	523.1	485.2	227.9	251.3
Margin	40.8%	36.0%	37.3%	33.3%

(1) These results do not include consolidation adjustments of Ps.104.6 million in revenues nor Ps.57.2 million in Operating Segment Income, which are considered in the consolidated results of Cable and Telecom.

Other Businesses
Third quarter sales decreased 4.4% to Ps.920.1 million compared with Ps.962.1 million in third quarter 2011. These results mainly reflect the unfavorable comparison to the same quarter in 2011 as a result of our sale of the soccer team San Luis in June of 2012, and the termination of our publishing distribution business in Chile in April 2012. To a lesser extent, a challenging publishing distribution business also impacted these results. Our gaming business continued to perform well during the quarter.

Third quarter operating segment income reached Ps.11.9 million compared with a loss of Ps.6.3 million in third quarter 2011.

Corporate Expenses

Share-based compensation expense in third quarter 2012 and 2011 amounted to Ps.157.6 million and Ps.161.9 million, respectively, and was accounted for as corporate expense. Share-based compensation expense is measured at fair value at the time the equity benefits are conditionally sold to officers and employees, and is recognized over the vesting period.

Other Expense, Net

Other expense, net, increased by Ps.60.7 million, or 30.4%, to a Ps.260.3 million for third quarter 2012, compared with Ps.199.6 million for third quarter 2011. The increase reflected primarily a higher loss on disposition of property and equipment.

Non-operating Results

Finance Expense, net

The following table sets forth the finance expense, net, stated in millions of Mexican pesos for the quarters ended September 30, 2012 and 2011.

	3Q’12	3Q’11	Increase (decrease)
Interest expense	1,064.9	1,123.1	(58.2)
Interest income	(212.6)	(269.1)	56.5
Foreign exchange (gain) loss, net	(9.6)	404.8	(414.4)
Other finance (income) expense, net	(221.8)	127.3	(349.1)
Finance expense, net	620.9	1,386.1	(765.2)

The finance expense, net, decreased Ps.765.2 million, or 55.2%, to Ps.620.9 million for third quarter 2012 from Ps.1,386.1 million for third quarter 2011. This variance reflected primarily i) a Ps.414.4 million favorable variance in foreign unhedged exchange gain resulting primarily from the favorable effect of a 3.3% appreciation of the Mexican peso against the US dollar on our average net US dollar liability position in third quarter 2012 compared with a 18.6% depreciation on our average net US dollar liability position in third quarter 2011; ii) a Ps.349.1 million favorable change in other finance income or expense, primarily in connection with an upward adjustment in the fair value of our investment in BMP convertible debentures in third quarter 2012; iii) a Ps.58.2 million favorable variance in interest expense, due primarily to a lower average principal amount of long-term debt in third quarter 2012. These favorable variances were partially offset by a Ps.56.5 million unfavorable variance in interest income explained primarily by a lower average amount of cash and cash equivalents and temporary investments in third quarter 2012, as well as the absence in third quarter of interest income from debentures issued by GSF that were converted into common shares of capital stock of GSF in June 2012.

Share of Losses of Jointly Controlled Entities and Associates, Net

Share of losses of jointly controlled entities and associates, net, increased by Ps.122.4 million to Ps.209.1 million in third quarter 2012 from Ps.86.7 million in third quarter 2011. This increase reflected mainly the share of loss of GSF, the parent company of Iusacell in which we hold a 50% joint interest since June 2012. This effect was partially offset by the absence in third quarter 2012 of share of loss of La Sexta, a free-to-air television channel in Spain, in connection with the exchange of our interest in La Sexta for a participation in Imagina in first quarter 2012.

Income Taxes

Income taxes increased by Ps.31.1 million, or 4%, to Ps.809.4 million in third quarter 2012 compared with Ps.778.3 million in third quarter 2011. This increase reflected primarily a higher income tax base, which was offset by a lower effective income tax rate in third quarter 2012.

Net Income Attributable to Non-controlling Interests

Net income attributable to non-controlling interests increased by Ps.158.8 million, to Ps.364.2 million in third quarter 2012, compared with Ps.205.4 million in third quarter 2011. This increase reflected primarily a higher portion of net income attributable to non-controlling interests in our Sky and Cable and Telecom segments.

Other Relevant Information

Capital Expenditures and Investments

During third quarter 2012, we invested approximately US$228.2 million in property, plant and equipment as capital expenditures, including approximately US$125.9 million for our Cable and Telecom segment, US$73.3 million for our Sky segment, and US$29.0 million for our Content segment and other businesses.

Our investment in property, plant and equipment in our Cable and Telecom segment during third quarter  2012 included approximately US$26.0 million for Cablevisión, US$69.6 million for Cablemás, US$23.5 million for TVI, and US$6.8 million for Bestel.

Debt and Finance Lease Obligations

The following table sets forth our total consolidated debt and finance lease obligations as of September 30, 2012 and December 31, 2011. Amounts are stated in millions of Mexican pesos.

	Sep 30, 2012	Dec 31, 2011	Increase (decrease)
Short-term debt and current portion of long-term debt	325.6	1,169.9	(844.3)
Long-term debt, net of finance costs of Ps.814.0 and Ps.862.1 as of September 30, 2012 and December 31, 2011, respectively	52,688.4	54,794.9	(2,106.5)
Total debt	53,014.0	55,964.8	(2,950.8)
Current portion of finance lease obligations	194.4	381.9	(187.5)
Long-term finance lease obligations (excluding current portion)	83.6	201.8	(118.2)
Total finance lease obligations	278.0	583.7	(305.7)

As of September 30, 2012, our consolidated net debt position (total debt less cash and cash equivalents, temporary investments, and noncurrent held-to-maturity and available-for-sale investments) was Ps.28,231.8 million. The aggregate amount of noncurrent held-to-maturity and available-for-sale investments as of September 30, 2012, amounted to Ps.3,196.8 million.

Shares Outstanding

As of September 30, 2012 and December 31, 2011, our shares outstanding amounted to 334,112.9 million and 330,862.1 million shares, respectively, and our CPO equivalents outstanding amounted to 2,855.7 million and 2,827.9 million CPO equivalents, respectively. Not all of our shares are in the form of CPOs. The number of CPO equivalents is calculated by dividing the number of shares outstanding by 117.

As of September 30, 2012 and December 31, 2011, the GDS (Global Depositary Shares) equivalents outstanding amounted to 571.1 million and 565.6 million GDS equivalents, respectively. The number of GDS equivalents is calculated by dividing the number of CPO equivalents by five.

Adoption of International Financial Reporting Standards

In the third quarter of 2009, the Mexican Bank and Securities Commission issued regulations for listed companies in Mexico requiring the adoption of IFRS as issued by the International Accounting Standards Board (“IASB”) to report comparative financial information for periods beginning no later than January 1, 2012. Accordingly, beginning on January 1, 2012, we discontinued using Mexican FRS and adopted IFRS as issued by the IASB for financial reporting purposes. As a result, our consolidated financial information for the three and nine months ended September 30, 2012, is presented on a comparative and condensed basis in accordance with IFRS, and is not directly comparative with our consolidated financial information for the three and nine months ended September 30, 2011 previously reported.

The impact of the initial adoption of IFRS as measured by the aggregate amount of adjustments made to our previously reported consolidated statements of financial position and income as of December 31, 2011 and for the year ended on that date, was less than 1% of total consolidated assets and stockholders’ equity under Mexican FRS, and less than 3% of consolidated net income under Mexican FRS.

About Televisa

Grupo Televisa, S.A.B., is the largest media company in the Spanish-speaking world based on its market capitalization and a major participant in the international entertainment business. It has interests in television production and broadcasting, production of pay-television networks, international distribution of television programming, direct-to-home satellite services, cable television and telecommunication services, magazine publishing and distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, the operation of a horizontal internet portal, and gaming.

Disclaimer

This press release contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
.

(Please see attached tables for financial information and ratings data)

###

Investor Relations:
Carlos Madrazo / Eduardo Nestel
Tel: (52 55) 5261 2438 / Fax: (52 55) 5261 2494 / enestel@televisa.com.mx

Media Relations:
Alejandro Olmos / Tel: (52 55) 5224 6420 / aolmosc@televisa.com.mx
Regina Moctezuma / Tel: (52 55) 5224 5456 / moctezumag@televisa.com.mx

www.televisair.com

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2012 AND DECEMBER 31, 2011

(Millions of Mexican Pesos)

ASSETS	September 30, 2012 (Unaudited)A		December 31, 2011 (Unaudited)A		NotesC	Previously Reported December 31, 2011 (Unaudited)B

Current assets:
Cash and cash equivalents	Ps.	16,693.2	Ps.	16,275.9		Ps.	16,275.9
Temporary investments		4,892.2		5,422.6			5,422.6
		21,585.4		21,698.5			21,698.5

Trade notes and accounts receivable, net		9,933.1		19,243.7			19,243.7
Other accounts and notes receivable, net		2,605.3		2,458.8			2,458.8
Derivative financial instruments		3.4		99.7			99.7
Due from affiliated companies		822.1		450.1			450.1
Transmission rights and programming		4,647.6		4,178.9			4,178.9
Inventories, net		1,627.1		1,383.8			1,383.8
Other current assets		1,662.8		1,146.2			1,146.2
Total current assets		42,886.8		50,659.7			50,659.7

Non-current assets:
Accounts receivable		334.8		253.8			253.8
Derivative financial instruments		5.0		45.3			45.3
Transmission rights and programming		7,972.0		6,793.1	2		6,832.5
Investments		42,372.2		44,020.5			43,407.8
Property, plant and equipment, net		42,084.2		40,874.9	1, 9		41,499.0
Intangible assets, net		10,166.4		10,674.0	2, 10		11,861.4
Plan assets in excess of post-employment benefits		74.0		105.1	5		-
Deferred income taxes		1,374.5		451.9			410.9
Other assets		100.1		91.0			91.0
Total assets	Ps.	147,370.0	Ps.	153,969.3		Ps.	155,061.4

A Prepared in accordance with International Financial Reporting Standards (“IFRS”).
B Prepared in accordance with Mexican Financial Reporting Standards (“Mexican FRS”). This financial statement is not directly comparative with the condensed consolidated statements of financial position as of September 30, 2012 and December 31, 2011 prepared in accordance with IFRS.
C See accompanying notes for an explanation of the main differences between IFRS and Mexican FRS as they relate to the initial adoption of IFRS in these condensed consolidated financial statements.

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF SEPTEMBER 30, 2012 AND DECEMBER 31, 2011
(Millions of Mexican Pesos)

						Previously
						Reported
	September 30,		December 31,			December 31,
	2012		2011			2011
LIABILITIES	(Unaudited)A		(Unaudited)A		NotesC	(Unaudited)B

Current:
Short-term debt and current portion of long-term debt	Ps.	325.6	Ps.	1,169.9	3	Ps.	1,170.0
Current portion of finance lease obligations		194.4		381.9			381.9
Trade accounts payable		8,248.9		7,687.5			7,687.5
Customer deposits and advances		10,143.2		20,926.3			20,926.3
Taxes payable		1,272.5		1,388.2			1,388.2
Accrued interest		785.0		792.7			792.7
Employee benefits		523.5		252.5			252.5
Derivative financial instruments		3.3		-			-
Due to affiliated companies		27.3		43.1			43.1
Other accrued liabilities		3,586.9		3,359.9			3,359.9
Total current liabilities		25,110.6		36,002.0			36,002.1
Non-current liabilities:
Long-term debt, net of current portion		52,688.4		54,794.9	3		55,657.0
Finance lease obligations, net of current portion		83.6		201.8			201.8
Derivative financial instruments		383.2		310.6			310.6
Customer deposits and advances		679.8		460.0			460.0
Other long-term liabilities		3,035.0		3,110.6	4		3,047.5
Post-employment benefits		-		-	5, 6		525.9
Total liabilities		81,980.6		94,879.9			96,204.9

EQUITY

Capital stock issued, no par value		4,978.1		5,040.8	6		10,238.9
Additional paid-in capital		15,889.8		15,889.8	6		16,593.2
		20,867.9		20,930.6			26,832.1
Retained earnings:
Legal reserve		2,139.0		2,139.0			2,139.0
Unappropriated earnings		40,217.4		36,687.7	6, 7, 8		28,596.2
Net income for the period		5,762.6		6,665.9			6,889.6
		48,119.0		45,492.6			37,624.8
Accumulated other comprehensive income, net		1,542.6		1,323.7	7		3,174.6
Shares repurchased		(13,303.4)		(15,971.7)			(15,971.7)
		36,358.2		30,844.6			24,827.7
Equity attributable to stockholders of the Company		57,226.1		51,775.2			51,659.8
Non-controlling interest		8,163.3		7,314.2			7,196.7
Total equity		65,389.4		59,089.4			58,856.5
Total liabilities and equity	Ps.	147,370.0	Ps.	153,969.3		Ps.	155,061.4

A Prepared in accordance with International Financial Reporting Standards (“IFRS”).
B Prepared in accordance with Mexican Financial Reporting Standards (“Mexican FRS”). This financial statement is not directly comparative with the condensed consolidated statements of financial position as of September 30, 2012 and December 31, 2011 prepared in accordance with IFRS.
C See accompanying notes for an explanation of the main differences between IFRS and Mexican FRS as they relate to the initial adoption of IFRS in these condensed consolidated financial statements.

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011
(Millions of Mexican Pesos)

	Three months ended September 30,
						Previously
						Reported
	2012		2011			2011
	(Unaudited)A		(Unaudited)A		NotesC	(Unaudited)B

Net sales	Ps.	17,357.5	Ps.	15,963.5		Ps.	15,963.5

Cost of sales D		7,243.5		6,909.5	11		6,943.0

Operating expenses:
Selling D		1,477.4		1,254.2	11		1,254.5
Administrative D		1,407.1		1,292.0	11		1,286.7
Depreciation and amortization		2,105.2		1,829.8	9, 10		1,841.2
Income before other expense		5,124.3		4,678.0			4,638.1
Other expense, net		(260.3)		(199.6)			(200.8)
Operating income		4,864.0		4,478.4	12		4,437.3
Finance (expense) income:
Interest expense		(1,064.9)		(1,123.1)			(1,196.8)
Interest income		212.6		269.1			269.1
Foreign exchange gain or (loss), net		9.6		(404.8)			(388.6)
Other finance income (expense), net		221.8		(127.3)	7, 13, 14		-
Total finance expense, net		(620.9)		(1,386.1)			(1,316.3)
Share of losses of jointly controlled entities and associates, net		(209.1)		(86.7)			(86.6)
Income before income taxes		4,034.0		3,005.6			3,034.4
Income taxes		809.4		778.3	15		784.4
Net income	Ps.	3,224.6	Ps.	2,227.3		Ps.	2,250.0

Net income attributable to:
Stockholders of the Company	Ps.	2,860.4	Ps	2,021.9		Ps.	2,045.1
Non-controlling interest		364.2		205.4			204.9
Net income	Ps.	3,224.6	Ps.	2,227.3		Ps.	2,250.0

Basic earnings per CPO attributable to stockholders of the Company		$1.01		$0.72			$0.73

A Prepared in accordance with International Financial Reporting Standards (“IFRS”).
B Prepared in accordance with Mexican Financial Reporting Standards (“Mexican FRS”). This condensed consolidated statement of income is not directly comparative with the condensed consolidated statements of income for the three months ended September 30, 2012  and 2011 prepared in accordance with IFRS.
C See accompanying notes for an explanation of the main differences between IFRS and Mexican FRS as they relate to the initial adoption of IFRS.
D Excluding depreciation and amortization.

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011
(Millions of Mexican Pesos)

	Nine months ended September 30,
						Previously
						Reported
	2012		2011			2011
	(Unaudited)A		(Unaudited)A		NotesC	(Unaudited)B

Net sales	Ps.	49,498.0	Ps.	44,288.8		Ps.	44,288.8

Cost of sales D		21,823.1		20,040.5	11		20,123.0

Operating expenses:
Selling D		4,056.0		3,563.7	11		3,564.8
Administrative D		4,195.1		3,792.5	11		3,777.2
Depreciation and amortization		6,174.6		5,388.0	9, 10		5,429.9
Income before other expense		13,249.2		11,504.1			11,393.9
Other expense, net		(433.3)		(375.9)			(386.4)
Operating income		12,815.9		11,128.2	12		11,007.5
Finance (expense) income:
Interest expense		(3,226.9)		(3,027.2)			(3,143.9)
Interest income		721.0		725.0			725.0
Foreign exchange gain (loss), net		13.6		(389.4)			(639.0)
Other finance expense, net		(840.5)		(969.7)	7, 13, 14		-
Total finance expense, net		(3,332.8)		(3,661.3)			(3,057.9)
Share of losses of jointly controlled entities and associates, net		(233.8)		(317.8)			(318.2)
Income before income taxes		9,249.3		7,149.1			7,631.4
Income taxes		2,285.2		1,778.1	15		2,006.5
Net income	Ps.	6,964.1	Ps.	5,371.0		Ps.	5,624.9

Net income attributable to:
Stockholders of the Company	Ps.	5,762.6	Ps	4,464.1		Ps.	4,719.5
Non-controlling interest		1,201.5		906.9			905.4
Net income	Ps.	6,964.1	Ps.	5,371.0		Ps.	5,624.9

Basic earnings per CPO attributable to stockholders of the Company		$2.03		$1.59			$1.68

A Prepared in accordance with International Financial Reporting Standards (“IFRS”).
B Prepared in accordance with Mexican Financial Reporting Standards (“Mexican FRS”). This condensed consolidated statement of income is not directly comparative with the condensed consolidated statements of income for the nine months ended September 30, 2012  and 2011 prepared in accordance with IFRS.
C See accompanying notes for an explanation of the main differences between IFRS and Mexican FRS as they relate to the initial adoption of IFRS.
D Excluding depreciation and amortization.

Explanatory Notes for the Main Differences Between IFRS and Mexican FRS as they relate to the Initial Adoption of IFRS

The main differences between IFRS and Mexican FRS as they relate to the initial adoption of IFRS in our condensed consolidated statements of financial position and income are related to:

1. The recognition of fair value provided by independent appraisals as deemed cost on selected real estate property owned by us as of January 1, 2011.

2. Adjustments made to the carrying value of certain non-current assets to eliminate the effects of inflation recognized under Mexican FRS as of January 1, 2011.

3. The deferred financing costs, primarily consisting of fees and expenses incurred in connection with the issuance of debt, are classified as part of the outstanding balance of debt under IFRS, and were classified as non-current assets under Mexican FRS.

4. The recognition of a long-term liability under IFRS for retirement of certain leasehold improvements classified in property, plant and equipment.

5. The IFRS adjustments to post-employment benefits in connection with the write-off of severance indemnities determined under Mexican FRS and the classification of unamortized actuarial gain or loss as part of other accumulated comprehensive income in consolidated equity.

6. The adjustments made to capital stock and additional paid-in-capital to eliminate the effects of inflation recognized under Mexican FRS.

7. The adjustments to accumulated other comprehensive income in consolidated equity in connection with the cumulative foreign currency translation loss as of January 1, 2011, which was classified as retained earnings at such date, and the change in fair value of an embedded derivative in a host contract, which amount was recognized as other finance expense in 2011 under IFRS.

8. The adjustments to retained earnings for those IFRS adjustments recognized as of January 1, 2011, the transition date for the initial adoption of IFRS.

9. Lower depreciation expense in connection with adjustments made to the carrying value of selected real estate property owned by us as of January 1, 2011.

10. Lower amortization expense in connection with adjustments made to the carrying value of certain intangible assets to eliminate the effects of inflation recognized under Mexican FRS as of January 1, 2011.

11. Adjustments related to post-employment benefits as a result of the write-off of severance indemnities to employees accrued under Mexican FRS as of January 1, 2011, and the recognition of actuarial gains or losses in other accumulated comprehensive income in consolidated equity under IFRS beginning January 1, 2011.

12. The presentation of consolidated operating income, which was determined before other expense under Mexican FRS, is now determined after other expense under IFRS.

13. The changes in fair value of derivative financial instruments that were presented as part of interest expense or foreign exchange gain or loss under Mexican FRS, is now presented as other finance income or expense under IFRS.

14. Adjustments in connection with the recognition and measurement at fair value of an embedded derivative in a host contract, which was not separated under Mexican FRS.

15. Adjustments to deferred income taxes related to temporary differences arising from IFRS adjustments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: October [ ], 2012	By:	/s/ Joaquín Balcárcel Santa Cruz
		Name:	Joaquín Balcárcel Santa Cruz
		Title:	General Counsel